Exhibit 8.1

List of Significant Subsidiaries and Principal Variable Interest Entities*

Subsidiary	Jurisdiction of Organization

WB Online Investment Limited	Cayman Islands

Weibo Hong Kong Limited (formerly known as T.CN Hong Kong Limited)	Hong Kong

Weibo Internet Technology (China) Co., Ltd.	PRC

Beijing Weimeng Technology Co., Ltd.	PRC

Beijing Weibo Interactive Internet Technology Co., Ltd.	PRC

Beijing Weimeng Chuangke Investment Management Co., Ltd.	PRC

*Other entities of Weibo Corporation have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.